Rayonier Advanced Materials Inc.

1301 Riverplace Boulevard, Suite 2300

Jacksonville, Florida 32207

June 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Rayonier Advanced Materials Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-196926)

Ladies and Gentlemen:

Pursuant to Rule 477 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Rayonier Advanced Materials Inc. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-196926) filed with the Commission on June 20, 2014, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company was formed in connection with the separation of Rayonier Inc.’s performance fibers business from the remainder of its businesses, and the Company expects to distribute 100% of the outstanding common stock of the Company as of 11:59 p.m., Eastern Time, on June 27, 2014 (the “Distribution”). The Company is requesting the withdrawal of the Registration Statement because it was filed before the Distribution and because the Company intends to file a Registration Statement on Form S-3ASR with respect to the offering contemplated on the Registration Statement following the Distribution. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company understands that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact David K. Lam at Wachtell, Lipton, Rosen & Katz at (212) 403-1394.

RAYONIER ADVANCED MATERIALS INC.

By:	/s/ Michael R. Herman
Name:	Michael R. Herman
Title:	Senior Vice President, General Counsel and Corporate Secretary